                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                   SCHEDULE TO
                                  (RULE 13E-4)

                  TENDER OFFER STATEMENT UNDER SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 3)

                               ------------------

                                   AVAYA INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                               ------------------

           Options to Purchase Common Stock, Par Value $0.01 per share
                         (Title of Class of Securities)

                               ------------------

                                    549463107
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                               ------------------

                                Pamela F. Craven
                  Vice President, General Counsel and Secretary
                                   Avaya Inc.
                               211 Mount Airy Road
                         Basking Ridge, New Jersey 07920
                                 (908) 953-6000
                 (Name, Address, and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE

               Transaction Valuation *                                         Amount of Filing Fee
               -----------------------                                         --------------------
                     $60,217,117                                                   $12,043.42**



* Calculated solely for purposes of determining the filing fee. This amount assumes that 4,972,512 restricted stock units of the Company will be issued for the aggregate amount of options that we are offering to exchange, calculated by using an exchange ratio based on the closing price of the Company's common stock on June 22, 2001. The amount of the filing fee, calculated in accordance with
Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b) thereunder equals 1/50th of one percent of the value of the transaction.

**Previously Paid.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,043.42
Form or Registration No.: Schedule TO
Filing party: Avaya Inc.
Date filed: June 26, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.

[x] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]




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
This Amendment No. 3 amends the Tender Offer Statement on Schedule TO with respect to an offer by Avaya Inc., a Delaware corporation, to its employees to exchange all "Eligible Options," as defined in the Offer to Exchange Outstanding Options for Restricted Stock Units, dated June 26, 2001, as amended by
Amendment No. 1 dated as of June 28, 2001 and Amendment No. 2 dated as of July 18, 2001 (the "Offer to Exchange"), for "restricted stock units," as defined in the Offer to Exchange, that will be granted under the Avaya Inc. Long Term Incentive Plan for Management Employees and the Avaya Inc. 2000 Long Term Incentive Plan, upon the terms and subject to the conditions described in the Offer to Exchange, and the related letter of transmittal. The text of an electronic mail message to holders of Eligible Options delivered July 18, 2001 regarding the extension of the expiration date of the offer is attached as Exhibit (a)(10). A summary tax table included on the offer web site is attached as Exhibit (a)(11).



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

ITEM 4.  TERMS OF THE TRANSACTION

     The Offer to Exchange is hereby amended and supplemented by the following information:

     The offer has been extended and will now expire at 5:00 p.m., New York time, on July 31, 2001, unless the offer is further extended.

     A copy of the electronic mail message delivered to holders of Eligible Options on July 18, 2001 regarding the extension of the expiration date of the offer has been filed as Exhibit (a)(10) to this Amendment No. 3 and is incorporated herein by reference in its entirety.

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
ITEM 12.   EXHIBITS.

(a)(1)   Offer to Exchange, dated June 26, 2001.*

(a)(2)   Form of Letter of Transmittal.*

(a)(3)   Form of Notice of Withdrawal.*

(a)(4) Avaya Inc. Annual Report on Form 10-K for its fiscal year ended September 30, 2000, filed with the Securities and Exchange Commission on December 28, 2000 and incorporated herein by reference.

(a)(5) Avaya Inc. Quarterly Report on Form 10-Q for the period ended March 31, 2001, filed with the Securities and Exchange Commission on May 15, 2001 and incorporated herein by reference.

(a)(6) Letter from the Company delivered to Eligible Option holders via electronic mail dated June 25, 2001.*

(a)(7) Letter from Michael J. Harrison, Vice President - Compensation and Benefits, delivered to members of the Executive Council of the Company, dated June 25, 2001.*

(a)(8)   Text of information provided on offer web site.*

(a)(9) Text of electronic mail delivered to Eligible Option holders on June 28, 2001.*

(a)(10) Text of electronic mail message to Eligible Option holders delivered July 18, 2001 regarding the extension of the expiration date of the offer.

(a)(11)  Text of summary tax table included on the offer website.

(b)      Not applicable.

(d)(1)   Avaya Inc. Long Term Incentive Plan for Management Employees.*

(d)(2)   Avaya Inc. 2000 Long Term Incentive Plan, incorporated by reference to
         Exhibit 10.6 to the Company's Registration Statement on Form 10 (Reg. No. 1-15951) as most recently amended on September 14, 2000.

(d)(3)   Form of Avaya Inc. Restricted Stock Unit Award Agreement.*

(g)      Not applicable.

(h)      Not applicable.

*Previously filed.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to the Schedule TO is true, complete and correct.

                         AVAYA INC.

                         by:  /s/  Pamela F. Craven
                         --------------------------
                         Name: Pamela F. Craven
                         Title:Vice President, General Counsel and Secretary

Date: July 18, 2001




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

                                INDEX TO EXHIBITS

EXHIBIT NO.                   DESCRIPTION
(a)(1)                        Offer to Exchange, dated June 26, 2001.*

(a)(2)                        Form of Letter of Transmittal.*

(a)(3)                        Form of Notice of Withdrawal.*

(a)(4) Avaya Inc. Annual Report on Form 10-K for its fiscal year ended September 30, 2000, filed with the Securities and Exchange Commission on December
                              28, 2000 and incorporated herein by reference.

(a)(5)                        Avaya Inc. Quarterly Report on Form 10-Q
                              for the period ended March 31, 2001, filed with
                              the Securities and Exchange Commission on May
                              15, 2001 and incorporated herein by reference.
(a)(6)                        Letter from the Company delivered to Eligible
                              Option Holders via electronic mail dated June 25, 2001.*

(a)(7)                        Letter from Michael J. Harrison, Vice
                              President - Compensation and Benefits,
                              delivered to members of the Executive Council of the Company, dated June 25, 2001.*

(a)(8)                        Text of information provided on offer web site.*

(a)(9) Text of electronic mail delivered to Eligible Option holders on June 28, 2001.*

(a)(10) Text of electronic mail message to Eligible Option holders delivered July 18, 2001 regarding the extension of the expiration date of the offer.

(a)(11) Text of summary tax table included on the offer website.

(b)                           Not applicable.

(d)(1)                        Avaya Inc. Long Term Incentive Plan for
                              Management Employees.*

(d)(2) Avaya Inc. 2000 Long Term Incentive Plan, incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form 10
                              (Reg. No. 1-15951) as most recently amended on September 14, 2000.

(d)(3)                        Form of Avaya Inc. Restricted Stock Unit Award Agreement.*

(g)                           Not applicable.

(h)                           Not applicable.

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*Previously filed.

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